File No. 83-1
Regulation IA
Rule 3

RECEIVED
2010 AUG 25 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 371

IDR2,800,000,000,000 Zero Coupon FX Linked Notes due August 20, 2015

Filed pursuant to Rule 3 of Regulation IA

Dated: August 17, 2010

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the Series No. 371, IDR2,800,000,000,000 Zero Coupon FX Linked Notes due August 20, 2015 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated August 17, 2010 (the "Terms Agreement") and the Pricing Supplement dated as of August 17, 2010 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	74.59%	Nil.	74.59%
Total:	IDR2,088,520,000,000.00 (USD233,197,856.19)		IDR2,088,520,000,000.00 (USD233,197,856.19)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 4, 2010
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.



Exhibit A

March 4, 2010

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/09, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the

Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 371

IDR 2,800,000,000,000 Zero Coupon FX Linked Notes due August 20, 2015
(the "Notes")

payable in United States Dollars

Issue Price: 74.59 per cent.

No application has been made to list the Notes on any stock exchange.

HSBC

The date of this Pricing Supplement is as of August 17, 2010.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 5, 2009 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	371
2.	Aggregate Principal Amount:	IDR 2,800,000,000,000
3.	Issue Price:	IDR 2,088,520,000,000 which is 74.59 per cent. of the Aggregate Principal Amount.
4.	Issue Date:	August 20, 2010.
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9 of "Other Relevant Terms" below.
6.	Authorized Denomination(s) (Condition 1(b)):	IDR 10,000,000 and integral multiples thereof.
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of Indonesia ("Indonesian Rupiah" or "IDR"), provided that all payments in respect of the Notes will be made in United States Dollars ("USD").
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD.
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD, if any, pursuant to condition 5(IV).
10.	Maturity Date (Condition 6(a) Fixed Interest Rate):	August 20, 2015
11.	Interest Basis (Condition 5):	Zero Coupon (Condition 5(IV)

12.	Interest Commencement Date (Condition 5(III)):	Not Applicable.
13.	Zero Coupon (Conditions 5(IV) and 6(c)):	
	(a) Amortization Yield:	5.95 per cent. per annum, compounded semi-annually
	(b) Reference Price:	Issue Price
	(c) Basis:	Not applicable (refer to "19. Early Redemption Amount")
	(d) Fixed Rate Day Count Fraction(s):	Actual/365
14.	Relevant Financial Center:	Jakarta, New York and London.
15.	Relevant Business Day:	Jakarta, New York and London.
16.	Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to each Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Fixing Date (as defined below) with respect to the Maturity Date as follows: Authorized Denomination *multiplied by* the Applicable Rate (and rounding, if necessary, the entire resulting figure to the nearest USD with USD 0.5 being rounded upwards). The "Applicable Rate" means the rate that is equal to the average spot IDR/USD offered rate for USD, expressed as the amount of IDR per one USD, for settlement in two Relevant Business Days, reported on Reuters page ABSIRFIX01 (or such other page or service as may replace any such page for the purposes of displaying the IDR/USD reference rate) at or around 11:00 a.m. Jakarta time on the Fixing Date (such date, subject to adjustment as described below). The "Fixing Date" means the date that is five IDR Business Days prior to the Maturity Date. The Fixing Date shall be subject to adjustment as follows: if the scheduled date of the Fixing Date is not a Relevant Business

Day, then the Fixing Date will be the first preceding day that is a Relevant Business Day.

"IDR Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Jakarta.

Fallback Provisions: Should no IDR/USD reference rate appear on Reuters page ABSIRFIX01 (or on such replacement page as described above) on the Fixing Date, then the IDR/USD reference rate for such Fixing Date shall be determined by the Calculation Agent by requesting quotations for the mid IDR/USD spot foreign exchange rate either (i) at or about 11:00 a.m. Jakarta time on the first day (other than a Saturday or a Sunday) following the Fixing Date (if such day is a Relevant Business Day) or (ii) if the first day (other than a Saturday or a Sunday) following the Fixing Date is not a Relevant Business Day, at or about 11:00 a.m. Jakarta time on the Fixing Date from five banks active in the IDR/USD currency and foreign exchange markets (such banks, the "Reference Banks") as selected by the Calculation Agent.

If five or four quotations are provided as requested, the IDR/USD reference rate will be the arithmetic mean (rounded to the nearest five decimal places, 0.000005 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the IDR/USD reference rate shall be determined as described above except that the highest and

lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Banks active in the IDR/USD currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the IDR/USD reference rate acting in good faith in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the IDR/USD reference rate is to be so determined.

17. Issuer's Optional Redemption (Condition 6(e)): Not Applicable.

18. Redemption at the Option of the Noteholders (Condition 6(f)): Not Applicable.

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9): In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to each Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount"; provided that for the purposes of such determination, the "Fixing Date" shall be the date that is five IDR Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (Default).

20. Governing Law: New York.

21. Selling Restrictions:

(a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold

	or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations.
(b) United Kingdom:	The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
(c) Indonesia	No document or other material in connection with the offer or sale or invitation for subscription or purchase, of Notes, has been registered with the Capital Market and Financial Institutions Supervisory Agency ("Bapepan-LK") in Indonesia. Accordingly, the Dealer represents, warrants and undertakes to the Issuer that it has not offered or sold and that it will not offer or sell any Notes, nor cause the Notes to be made the subject of an invitation for subscription or purchase, nor will circulate or distribute this Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesian residents in a manner which constitutes a public offer under the laws of the Republic of Indonesia.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agreed that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing:	None.
2. Details of Clearance System	Euroclear Bank S.A./N.V. and Clearstream,

	Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Luxembourg.
3.	Syndicated:	No.
4.	Commissions and Concessions:	None. The Dealer has arranged the swap in respect of the Notes and has received compensation therefore.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay all expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	053371612
	(b) ISIN:	XS0533716121
7.	Identity of Dealer:	HSBC Bank plc
8.	Identity of Calculation Agent:	Citibank, N.A. In relation to each Fixing Date, as soon as is reasonably practicable after the determination of the Applicable Rate in relation thereto, on the date on which the Applicable Rate is to be determined (or if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the Applicable Rate and the Interest Amount, Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provision for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date:	No

(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.
10. Additional Risk Factor:	There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal, and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them and, in particular, with respect to tax laws relating to debt securities in bearer form.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Consequences

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Noteholders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the Indonesian Rupiah foreign exchange rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________

Name: Edward Bartholomew
Title: Chief Financial Officer and
General Manager, Finance Department

Exhibit C

TERMS AGREEMENT No. 371
UNDER THE PROGRAM

August 17, 2010

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's IDR 2,800,000,000,000 Zero Coupon FX Linked Notes due August 20, 2015 payable in United States Dollars (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 3:00 p.m. London time on August 20, 2010 (the "Settlement Date") at an aggregate purchase price of USD 233,197,856.19 on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to the Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents specified in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representation and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and of the Global Agency Agreement duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon this issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6. For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

Attention:	Finance Department Treasury Division
Telephone:	202-623-1310
Fax:	202-623-3388

FOR THE DEALER:

HSBC Bank plc
8 Canada Square
London E14 5HQ
Attention: Transaction Management Group
Telephone: +44 (0)20 7991 8888
Fax: +44 (0)20 7992 4973

7. To complement the selling restrictions contained in Exhibit D to the Standard Provisions, the undersigned hereby:

(i) acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended; (B) Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations; and (C) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material; and

(ii) represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and

(iii) acknowledges that no document or other material in connection with the offer or sale or invitation for subscription or purchase, of Notes, has been registered with the Capital Market and Financial Institutions Supervisory Agency ("Bapepan-LK") in Indonesia. Accordingly, the Dealer represents, warrants and undertakes to the Issuer that it has not offered or sold and that it will not offer or sell any Notes, nor cause the Notes to be made the subject of an invitation for subscription or purchase, nor will circulate or distribute this Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesian residents in a manner which constitutes a public offer under the laws of the Republic of Indonesia.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC BANK PLC



By:
Name: C.M. [illegible]
Title: DIRECTOR, TMG

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By:
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department